UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No.)*

                            First Bancorp Puerto Rico
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    318672102
                                 (CUSIP Number)

                                December 31, 2006
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               |X| Rule 13d-1 (b)
                               |_| Rule 13d-1 (c)
                               |_| Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  EIN 23-2856392
                  Schneider Capital Management Corporation

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                (a) |_|
                                (b) |_|

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION
                  PENNSYLVANIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER
        3,060,825

6. SHARED VOTING POWER
        None

7. SOLE DISPOSITIVE POWER
        4,540,100

8. SHARED DISPOSITIVE POWER
         None

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,540,100

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
   SHARES |_|

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
        5.61%

12.TYPE OF REPORTING PERSON
          IA



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


                              GENERAL INSTRUCTIONS

Item 1.

(a)  Name of Issuer
        First Bancorp Puerto Rico

(b)  Address of Issuer's Principal Executive Offices

        1519 Ponce de Leon Avenue
        Stop 23
        Santurce, Puerto Rico  00908

Item 2.

(a)  Name of Person Filing
        SCHNEIDER CAPITAL MANAGEMENT CORPORATION

(b)  Address  of  Principal  Business  Office  or,  if  none,  Residence

        460 E. Swedesford Rd., Suite 2000
        Wayne, PA 19087

(c)  Citizenship
        UNITED STATES

(d)  Title of Class of Securities
        COMMON STOCK

(e)  CUSIP Number
        318672102

Item 3.  If  this  statement  is  filed  pursuant  to   ss.ss.240.13d-1(b),   or
     240.13d-2(b) or (c), check whether the person filing is a:

(a)  |_| Broker or dealer registered under Section 15 of the Act

(b)  |_| Bank as defined in section 3(a)(6) of the Act

(c)  |_| Insurance company as defined in section 3(a)(19) of the Act

(d) |_| Investment company registered under section 8 of the Investment Company Act of 1940

(e)  |X| An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E)

(f) |_| An employee benefit plan or endowment fund in accordance with ss.ss.240.13d-1(b)(1)(ii)(F)

(g)  |_|    A     parent     holding     company,     in     accordance     with
     ss.ss.240.13d-1(b)(1)(ii)(G)

(h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940

(j)  |_| Group, in accordance with ss.ss.240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership.

(a)  Amount Beneficially Owned 4,540,100

(b)  Percent of Class 5.61%

(c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote
                3,060,825

          (ii) shared  power to vote or to direct the vote
                None

          (iii) sole power to dispose or to direct the  disposition of
                4,540,100

          (iv) shared power to dispose or to direct the disposition of None

Item 5.  Ownership of Five Percent or Less of a Class
                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
                None

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                N/A

Item 8.  Identification and Classification of Members of the Group.
                N/A

Item 9.  Notice of Dissolution of Group.
                N/A

Item 10. Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           February 12, 2007
                                           Date

                                           /s/ Gary P. Soura, Jr.
                                           ----------------------
                                           Signature

                                           GARY P. SOURA, JR.
                                           SR. VICE PRESIDENT
                                           Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                           DRINKER BIDDLE & REATH LLP
                                One Logan Square
                             18th and Cherry Streets
                           Philadelphia, PA 19103-6996

                                February 12, 2007

VIA EDGAR

Filing Desk
U.S. Securities and Exchange Commission
Washington, D.C.

                  Re: Schneider Capital Management Corporation 801-55439 First Bancorp Puerto Rico
                           ---------------------------

Dear Sir/Madam:

     Enclosed for filing is a Schedule 13G on behalf of Schneider Capital Management Corporation ("SCM"), which is an investment adviser registered under the Investment Advisers Act of 1940. This filing relates to SCM's holding of common shares issued by First Bancorp Puerto Rico.

     Please contact me at (215) 988-2719 if you have any questions.

                                   Sincerely,


                                  /s/ Audrey C. Talley, Esq.
                                  --------------------------
                                      Audrey C. Talley, Esq.


cc:     VIA CERTIFIED OR REGISTERED MAIL

        First Bancorp Puerto Rico
        1519 Ponce de Leon Avenue
        Stop 23
        Santurce, Puerto Rico  00908

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